UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

CLA Amendment

As previously announced, on September 17, 2025, Clearmind Medicine Inc. (the “Company”) entered into securities purchase agreements (the “SPAs”) with investors (the “CLA Investors”) pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of up to $10,000,000 (the “Subscription Amount”).

On April 30, 2026 (the “Effective Date”), the Company and the CLA Investors entered into an amendment to the SPAs (the “Amendment”) to increase the Subscription Amount such that, as of the Effective Date, $10,000,000 of capacity remains available for future issuances of additional Promissory Notes. The foregoing description of the Amendment is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 10.1.

Board of Director Updates

On April 26, 2026, Mr. Amitay Weiss, the chairman of the Company’s board of directors (the “Board”), informed the Company of his intention to step down from the Board, effective immediately. Mr. Weiss’ resignation from the Board was not due to any disagreement with the Company, the Board or the Company’s management on any matter relating to the Company’s operations, policies, practices or otherwise.

In addition, on April 27, 2026, the Board appointed Ms. Hila Kiron-Revach as the chairperson of the Board and appointed Mr. Asaf Itzhaik to the Company’s compensation committee and nominating and corporate governance committee.

Following such appointments, the Company’s audit committee is comprised of Mr. Asaf Itzhaik, Ms. Hila Kiron-Revach and Mr. Yehonatan Shachar and is chaired by Mr. Asaf Itzhaik, the Company’s compensation committee is comprised of Mr. Oz Adler, Mr. Asaf Itzhaik and Mr. Yehonatan Shachar and is chaired by Mr. Oz Adler and the Company’s nominating and corporate governance committee is comprised of Mr. Yehonatan Shachar, Mr. Oz Adler and Mr. Asaf Itzhaik and is chaired by Mr. Yehonatan Shachar.

In addition, the Board has determined the following members of the Board to be “independent” in accordance with the listing rules of the Nasdaq Stock Market: Ms. Hila Kiron-Revach, Mr. Yehonatan Shachar and Mr. Asaf Itzhaik.

This Form 6-K incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-293521) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Form of Amendment to Securities Purchase Agreement, dated April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: April 30, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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